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05010511

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Southern Petrochemical Industries

*CURRENT ADDRESS

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3581 FISCAL YEAR 3-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw
DAT : 8/12/05

82-3581

SPIC

Southern Petrochemical Industries Corporation Limited

Principal Office : SPIC House, 88 Mount Road, Guindy, Chennai - 600 032.
Phone : 2235 0245 Fax : 2235 2163 Grams : SOUTHPETRO Email : spiccorp@spic.co.in Website : www.spicltd.com

ARL S
3-31-05

[BY COURIER]

Secy/ 27th June 2005

Securities and Exchange Commission
Judiciary Plaza
450, Fifth Street
WASHINGTON D.C. 20549

Dear Sirs,

Annual Accounts for the year ended 31st March 2005.

We write to inform that the Board of Directors of the Company at the Meeting held on 27th June 2005 has approved the audited annual accounts for the financial year 1st April 2004 to 31st March 2005.

The aforesaid audited annual accounts with comparative figures relating to the previous financial year are enclosed for information.

Thanking you,

Yours faithfully
For SOUTHERN PETROCHEMICAL
INDUSTRIES CORPORATION LTD.

N RAMAKRISHNAN
for SECRETARY

Encl: as above

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED
Regd. Office: 73, Armenian Street, Chennai 600 001.

AUDITED RESULTS FOR THE YEAR ENDED 31ST MARCH 2005

(Rupees in Lacs)

No.	Description	Nine months ended 31st December 2004	Fourth Quarter ended 31st March 2005	Fourth Quarter ended 31st March 2004	Year ended 31st March 2005 (Audited)	Year ended 31st March 2004 (Audited)	Consolidated results for the year ended 31st March 2005 (Audited)
1	Sales/Income from Operations	147990.83	42061.79	37729.60	190052.62	148889.20	242775.03
2	Other Income	1242.51	390.94	791.36	1633.45	1947.33	1561.07
3	Net gain on restructuring of Floating Rate Notes	21254.27	-	-	21254.27	-	21254.27
4	Total Expenditure						
	(Increase)/decrease in stock in trade	(1238.07)	889.72	3267.65	(348.35)	1407.01	(1041.58)
	Consumption of raw materials	89926.25	23048.22	16153.23	112974.47	76890.80	131461.37
	Purchase of finished goods	729.79	127.84	112.78	857.63	826.22	1712.35
	Power, fuel and water charges	21931.89	7560.50	6334.77	29492.39	25450.39	29569.63
	Staff cost	6334.78	2165.94	2678.27	8500.72	8775.17	11660.76
	Other expenditure	26661.42	11536.52	5749.72	38197.94	29408.83	61497.48
5	Interest	13279.47	4783.88	(8243.28)	18063.35	4894.91	19343.61
6	Depreciation	3111.70	1116.07	970.96	4227.77	4124.58	8973.83
7	Profit/(Loss) before tax (1+2+3-4-5-6)	9750.38	(8775.96)	11496.86	974.42	(941.38)	2412.92
8	Provision for Taxation (Current and deferred)	-	-	-	-	-	120.24
	Net Profit/(loss) (7-8)	9750.38	(8775.96)	11496.86	974.42	(941.38)	2292.68
10	Share of profit / (loss) of associates for the year (Net)	-	-	-	-	-	(507.72)
11	Profit/(loss) before Minority Interest (9+10)	-	-	-	-	-	1784.96
12	Profit /(Loss) applicable to Minority Interests	-	-	-	-	-	745.72
13	Net Profit / (Loss) for the group (11-12)	-	-	-	-	-	1039.24
	Paid-up Equity Share Capital (face value Rs.10 per share)	8804.77	8804.77	8804.77	8804.77	8804.77	8804.77
	Advance towards Share Capital	2000.00	2000.00	1960.49	2000.00	1960.49	2169.87
	Reserves excluding Revaluation Reserves				23622.35	23622.35	31289.65
	Debit balance in Profit and loss account				32550.57	33524.99	32476.23
	Basic EPS (not annualised) (Rs.)	10.93	(10.02)	13.00	0.91	(1.26)	0.99
	Diluted EPS (not annualised) (Rs.)	8.90	(10.02)	10.64	0.74	(1.26)	0.80
	Aggregate of Non-promoter shareholding						
	- Number of Shares	61591419	61591419	61591419	61591419	61591419	61591419
	- Percentage of Shareholding	69.95	69.95	69.95	69.95	69.95	69.95

Notes

1. The Ammonia / Urea plants were stopped for turnaround maintenance from 25th March 2004 to 24th April 2004.

2. The promoters have brought in a sum of Rs.2000.00 lacs, as equity contribution, pursuant to the condition stipulated in the Corporate Debt Restructuring package.

3. Floating Rate Notes (FRNs) amounting to USD 120 Million, issued during the year 1996 and restructured in the year 2001 were further restructured and re-issued at a discount, converting one portion into rupee notes, during the year. The net benefit (reduction in liability) on account of the above restructuring amounting to Rs. 21254.27 lacs, (net of exchange fluctuation), had been accounted in the quarter ended 30th September 2004.

4. No provision has been made in these accounts for the accumulated net deferred tax liability upto 31st March, 2001 amounting to Rs.11389.00 lacs as an interim stay of clause 33 of Accounting Standard 22 –'Accounting for taxes on income' - has been obtained from the Madras High court. Clause 33 of the above standard provides that the net deferred tax liability accumulated up to 31st March, 2001 should be provided for, with a corresponding charge to revenue reserves. On a transfer petition filed by the Institute of Chartered Accountants of India before the Supreme Court of India, the Honourable Court directed that all similar petitions filed in different High Courts be transferred to the Calcutta High Court. The petition is yet to be disposed by the Calcutta High Court.

5. The disclaimers included by the Auditors' in their audit report on the accounts of the Company for the year ended 31st March, 2005, and the explanation of the Board thereon are as under:

   a) Auditor's disclaimer: "The company has invested in equity shares of SPIC Petrochemicals Limited amounting to Rs. 24,800.00 lacs and Zero Interest Non-Transferable Bonds of Rs.30,609.63 lacs, which are repayable in ten equal half yearly installments after 12 years from the commencement of commercial production or total repayment of the term loans to the lenders whichever is earlier. Apart from the above, contracts in progress (net of progress payments received) and other receivable include Rs. 214.13 lacs receivable from that company. In view of the delay in the implementation of the project we are unable to express an opinion on the provision that may be required for the diminution in value of investments if any, and the ultimate shortfall in realisation of contracts in progress and other receivable".

Explanation: The Company is in the process of identifying a strategic partner to invest in the project and on execution of the Memorandum of Settlement, settle the compensation payable to Chennai Petroleum Corporation Limited and have the stay vacated by the Madras High Court. The Company is hopeful that the project will be implemented on resolving all the issues.

b) Auditor's disclaimer: "In respect of investments in equity share capital of Rs. 20,389.29 lacs and preference share capital of Rs. 2,000.00 lacs, loans of Rs.211.00 lacs, interest and other receivables of Rs. 11,447.81 lacs due from certain promoted companies, no provision has been made in the accounts. In view of the poor operating performance / delay in implementation of the project, in our opinion, the possibility of full recovery is remote. The estimate of the loss has not been made by the Company. We are unable to express an opinion on the amount of provision that may be required for the ultimate shortfall in realisation of loans, interest and other receivables aggregating to Rs. 11,658.81 lacs and diminution in value of investments the cost of which aggregates to Rs. 22,389.29 lacs.".

Explanation: In view of the improved performance, early prospect of raw material tie up and debt restructuring in the companies concerned and the long-term involvement of the Company with these companies, the Company is of the view that no provision is required to be made for the above investments, loans, interest and other recoverables.

c) Auditor's disclaimer: "Consequent to the change in the policy parameters for the 7th and 8th pricing periods there was a revision in the retention price of urea. The Company has taken a view that some of the policy parameters cannot be amended retrospectively and has reworked the subsidy despite these amendments to the policy parameters as well as other disallowances made by the Government in its computation of retention price. As per these reworkings the Company has retained the subsidy of Rs. 36,954.74 lacs accrued in the books upto 31st March 2002 over and above the subsidy already granted by the Government. Pending making the claim and the uncertainty involved in its acceptance by the Government, we are unable to express an opinion on the recoverability of the above referred subsidy of Rs. 36,954.74 lacs".

Explanation: The Company is endeavouring to receive the said amount from the Government of India in a phased manner by impressing the Government of the various issues involved.

d) Auditor's disclaimer: "The Company has preferred claims with the Government towards inventory carrying costs etc., amounting to Rs.3586.97 lacs which are outstanding for a considerable period of time. We are unable to express an opinion on the recoverability of the above amounts".

Explanation: The total claim of Rs 3586.97 lacs is being followed up with Agri India and the Company expects to realise the amounts in due course.

e) Auditor's disclaimer: "Interest relief of Rs.2845.49 lacs (including Rs. 1017.61 lacs for the year) were availed from two lenders who are yet to confirm their consent for the reduction in interest rate. Pending consent from the said lenders we are unable to express an opinion on this matter".

Explanation: With majority of the lenders giving consent, the restructuring of the Debt Portfolio under the Corporate Debt Restructuring Mechanism (CDR) has been implemented in the previous year. The company is of the view that the remaining two lenders would give consent for the reduction in interest rate.

6. During the year ended 31st March 2005, five investor complaints were received and resolved. No investor complaint was pending at the beginning and end of the said year.

The above results were approved by the Board at its meeting held on 27th June 2005.

For and on behalf of the Board

27th June, 2005

Chennai

M.G. Thirunavukkarasu

Finance Director

SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE PERIOD ENDED 31st MARCH, 2005

Rs. Lacs

S.No.	Particulars	Nine months ended 31.12.2004	Quarter ended 31.3.2005	Quarter ended 31.3.2004	Year ended 31.3.2005	Year ended 31.3.2004
A	**SEGMENT REVENUE**					
	a) AGRO INPUTS	133191.03	36325.78	33098.00	169516.81	128100.14
	b) BULK DRUGS & FORMULATIONS	6101.53	814.16	1185.80	6915.69	8951.33
	c) OTHERS	9231.30	5192.75	4080.22	14424.05	12987.57
	TOTAL	**148523.86**	**42332.69**	**38364.02**	**190856.55**	**150039.04**
	LESS : INTER SEGMENT SALES		-	-	-	-
	NET SALES/INCOME FROM OPERATIONS	**148523.86**	**42332.69**	**38364.02**	**190856.55**	**150039.04**
B	**SEGMENT RESULTS** PROFIT / (LOSS) (BEFORE TAX AND INTEREST) FROM EACH SEGMENT					
	a) AGRO INPUTS	5442.17	40.83	3820.87	5483.00	5507.73
	b) BULK DRUGS & FORMULATIONS	(1358.22)	(623.72)	(406.70)	(1981.94)	(373.92)
	c) OTHERS	245.11	147.14	534.07	392.25	669.90
	TOTAL	**4329.06**	**(435.75)**	**3948.24**	**3893.31**	**5803.71**
	LESS:					
	i) INTEREST	13279.47	4783.88	(8243.27)	18063.35	4894.91
	ii) OTHER UNALLOCABLE EXPENDITURE NET 0F UNALLOCABLE INCOME	(18700.79)	3556.33	694.65	(15144.46)	1850.18
	TOTAL PROFIT / (LOSS) BEFORE TAX	**9750.38**	**(8775.96)**	**11496.86**	**974.42**	**(941.38)**
C	**CAPITAL EMPLOYED**					
	(SEGMENT ASSETS - SEGMENT LIABILITIES)					
	a) AGRO INPUTS	62838.08	70563.97	78331.91	70563.97	78331.91
	b) BULK DRUGS & FORMULATIONS	15926.64	15735.02	17400.70	15735.02	17400.70
	c) OTHERS	7207.97	5189.88	7241.40	5189.88	7241.40
	TOTAL	**85972.69**	**91488.87**	**102974.01**	**91488.87**	**102974.01**

Note: Segment Capital Employed does not include unallocated Corporate net assets (including investments of Rs.103507.36 lacs).